March 19, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edward M. Kelly and Sherry Haywood

Re:	Infuzed Brands Inc.
Offering Statement on Form 1-A Filed March 2, 2020 File No. 24-11166

Dear Mr. Kelly and Ms. Haywood:

On behalf of our client Infuzed Brands Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated March 16, 2020, with respect to the Offering Statement on Form 1-A filed March 2, 2020 (the “Offering Statement”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated March 16, 2020, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

If the Staff would like marked copies of the Amendment to the Offering Statement as submitted with the Commission on the date hereof (the “Amendment”) marked against the Offering Statement, please so advise and we would be happy to provide them.

Offering Statement on Form 1-A filed March 2, 2020

General

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission

March 19, 2020

1.	It does not appear that you have filed all exhibits. Please file by amendment the exhibits required by Part III, Item 17 of Form 1-A. For redacted Exhibit 6.13, guidance on how and what to file, you may wish to refer to “CF Disclosure Guidance: Topic No. 7” available on the Commission’s website. Please also note that the confidential treatment request must be completed before we act on a request for qualification of the Form 1-A. Please refer generally to Rule 251(e) of Regulation A.

Response: The Company respectfully acknowledges this comment and has filed as part of the Amendment the exhibits required by Part III, Item 17 of Form 1-A, including the redacted Exhibit 6.13, for which exhibit the Company has completed the confidential treatment request.

Cover Page of Offering Circular, page i

2.	You disclose the number of units in the offering. Please also disclose on the offering circular cover page the number of common shares and common share purchase warrants in the units, and the number of common shares underlying the warrants. See Item 1(a)(d) of Form 1-A.

Response: The Company respectfully acknowledges this comment and has disclosed on the offering circular cover page of the Amendment the number of common shares and common share purchase warrants contained in the units, and the number of common shares underlying the warrants.

Exhibit 12

Legal Opinion, page 50

3.	Please have counsel revise the legal opinion to disclose the number of common shares and common share purchase warrants in the units, and the number of common shares underlying the common share purchase warrants. We note the reference to “all warrants.” Please ensure that the legal opinion refers to the full amount of the offering. We note the reference to “net proceeds” of approximately $48,730,000 although the cover page discloses that the total proceeds of the offering is $49,700,000.

Response: The Company respectfully acknowledges this comment and counsel has revised the legal opinion refiled with the Amendment to disclose the number of common shares and common share purchase warrants in the units, and the number of common shares underlying the common share purchase warrants accordingly.

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Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission

March 19, 2020

We appreciate your time and attention to the Company’s response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7654.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:    Mr. Roop Mundi, Chief Executive Officer

         Mr. Faizaan Lalani, Chief Financial Officer

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com